clickNsettle.com, Inc.
                          990 Stewart Avenue, 1st Floor
                              Garden City, NY 11530


January  24, 2007


Filed Via Edgar
---------------
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549

Attention:  Ms. Yolanda Crittendon
            Staff Accountant
            Mail Stop 4561

RE:   clickNsettle.com, Inc.
      Form 10-KSB for Fiscal Year Ended June 30, 2006
      Form 10-QSB for Fiscal Quarter Ended September 30, 2006
      File No. 000-21419

Dear Ms. Crittendon:

This letter sets forth the response of clickNsettle.com, Inc. (the "Company") to the comment received from the Staff of the Securities and Exchange Commission by letter dated January 18, 2007.

      Item 8A - Controls and Procedures

      1. We noted that you evaluated disclosure controls and procedures within 90 days prior to the filing date for the year ended June 30, 2006 and the period ended September 30, 2006. Advise us on how you comply with the requirements in Item 307 of Regulation S-B to conclude on the effectiveness as of the end of the period covered by the report, or revise accordingly.

      Response to Above Comment:

      1. We did in fact evaluate our disclosure controls and procedures as of the end of both periods. That is, our evaluation was performed as of June 30, 2006 and as of September 30, 2006, respectively. As such, we were in full compliance with the requirements in Item 307 of Regulation S-B. Going forward, effective with our filing of Form 10-QSB for the quarterly period ended December 31, 2006, we will ensure that our response to this item, Controls and Procedures, will be more specific. That is, we anticipate our response to be as follows:

                             CONTROLS AND PROCEDURES

      Our disclosure controls and procedures are designed to ensure that material information relating to the Company are made known to our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and others in the Company involved in the preparation of this quarterly report, by others within the Company. Our CEO and CFO have reviewed our disclosure controls and procedures as of December 31, 2006 and have concluded that they are effective. There have been no significant changes in our internal controls or other factors that could significantly affect our internal controls subsequent to December 31, 2006, the last date they were reviewed by our CEO and CFO.


The Company hereby acknowledges the following:

            o the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB and the Form 10-QSB filings;
            o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
            o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above, please do not hesitate to contact me at 516-941-3222. My direct fax number is 516-213-7600. Also, please update your records to use my direct fax number as the Company's fax going forward.

Very truly yours,


/s/ Patricia Giuliani-Rheaume
-----------------------------
Patricia Giuliani-Rheaume
Vice President, Chief Financial Officer & Treasurer

cc:  Robert S. Matlin, Kirkpatrick & Lockhart Preston Gates Ellis LLP